CONSENT OF AUTHOR

TO:	Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
United States Securities and Exchange Commission
Alexco Resource Corp.

I, Stanton Dodd, do hereby consent to being named as a professional person in the Annual Information Form of Alexco Resource Corp. dated September 28, 2007 (the "AIF") and authorize the use of the information represented in the AIF as having been prepared by me or under my supervision.

I hereby expressly consent to the filing of this consent with the United States Securities and Exchange Commission as part of the Company’s Annual Report on Form 40-F, filed on September 28, 2007, and any amendment thereto.

DATED this 28th  day of September, 2007.

/s/ Stanton Dodd
Stanton Dodd